[redacted]

14047661

SEC RECEIVED
MAR 0 4 2014
PROCESSING SECTION
WASH. D.C. 189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CINS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Linden Avenue, Suite 1
(No. and Street)

Wilmette (City) IL (State) 60091 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Cagney (847) 256-4099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Drive, 3rd Floor (Address) Bannockburn (City) IL (State) 60015 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FGMK

CINS, LLC

Statement of Financial Condition and
Independent Auditor's Report

December 31, 2013

CINS, LLC

Statement of Financial Condition and
Independent Auditor's Report

December 31, 2013

Filed as a Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934

***** PUBLIC DOCUMENT *****

FGMK
One Source. Infinite Solutions.™

CINS, LLC

TABLE OF CONTENTS

	Page
LETTER OF OATH OR AFFIRMATION	1
INDEPENDENT AUDITOR'S REPORT	2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
Notes to the Statement of Financial Condition	4 – 5

OATH OR AFFIRMATION

I, Richard Cagney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CINS, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA M. CLAMAGE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
February 08, 2015

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FGMK
ASSURANCE ▪ TAX ▪ ADVISORY

INDEPENDENT AUDITOR'S REPORT

To the Member
CINS, LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of CINS, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of CINS, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

FGMK, LLC

Bannockburn, Illinois
February 17, 2014

FGMK, LLC

2801 Lakeside Drive, 3rd Floor ▪ Bannockburn, IL 60015 ▪ 847 374 0400

333 W. Wacker Drive, 6th Floor ▪ Chicago, IL 60606 ▪ 312 818 4300 ▪ fgmk.com

CINS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

ASSETS		
Cash	$	62,191
Fees receivable		32,296
	$	94,487

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	10,537
Other liabilities		12,622
		23,159
MEMBERS' EQUITY		71,328
	$	94,487

The accompanying notes are an integral part of this statement.

CINS, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. CINS, LLC (the "Company") was formed as a limited liability company in the State of Illinois on March 5, 2010. The Company is a wholly-owned subsidiary of Cagney Research Group, Inc. ("CRG"). Effective October 29, 2010, the Company registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states; in this capacity, it provides investment related services such as consultation and research.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Fees Receivable and Allowances for Uncollectible Accounts. Fees receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2013.

Revenue Recognition. Service income is based on a consulting agreement with Fidelity Management and Research Company to provide consultation and research services to clients. The service income is generally recognized quarterly in accordance with the terms of the executed agreement. Placement agent fees are earned by the Company for providing certain services such as billing or administration. This income is recognized in accordance with the terms of the related services agreement.

Income Taxes. The Company is a single-member LLC, and therefore is a disregarded entity for income tax purposes. CRG, as the sole member, is responsible for reporting the income of the Company on its tax return. Therefore, no provision for Federal income taxes has been included in the accompanying financial statements. The Company may be subject to various state and local income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. CRG is subject to routine audits by the Internal Revenue Service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with CRG. CRG incurs certain administrative, rent, payroll and related expenses on behalf of the Company. During 2013, the Company was charged $12,187 for these expenses, of which $9,037 remains unpaid and is included in accounts payable on the Statement of Financial Condition.

NOTE 3 – CONCENTRATION OF CUSTOMERS

One customer accounts for 98% of fees receivable and 83% of revenue as of and for the year ended December 31, 2013, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital in the amount of $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, and a rate of "aggregate indebtedness" to "net capital" less than 15 to 1, as these terms are defined. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2013, the Company had net capital of $39,032 which was $34,032 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .59 to 1.

Management does not anticipate any material member distributions to be made during the six months after December 31, 2013.

NOTE 5 – COMMITMENTS, CONTINGENCIES AND INDEMNIFICATIONS

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.

FGMK, LLC
2801 Lakeside Drive – 3rd Floor
Bannockburn, IL 60015
847 374 0400
www.fgmk.net